YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

2026

Vote by Internet, Smartphone or Tablet – QUICK ★★★ EASY IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

FUSION FUEL GREEN PLC

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on June 7, 2026.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS SET FORTH HEREIN.

Please mark your votes like this **X**

1. **Approval of the Acquisition**
   To approve the acquisition by the Company (or any nominated subsidiary of the Company) of Royal Uranium Inc, pursuant to and in accordance with the terms of the Share Exchange Agreement dated 18 February 2026.

   FOR ☐ AGAINST ☐ ABSTAIN ☐

2. **Conversion of Preferred Shares**
   To approve the the conversion of 4,171,327 preferred shares of US$0.0001 each in the capital of the Company previously designated by the Board as Series A Convertible Preferred Shares, into such number of ordinary shares of US$0.0035 each in the capital of the Company.

   FOR ☐ AGAINST ☐ ABSTAIN ☐

3. **Change of Company Name**
   To approve the change of the name of the Company from Fusion Fuel Green plc to Fusion Elements plc, and to further authorise the Board to determine (i) the time of the filing of the requisite documents (to the Registrar of Companies and/or pursuant to any necessary Nasdaq approvals) for the application for the change of name and (ii) whether to proceed with the application for such change of name.

   FOR ☐ AGAINST ☐ ABSTAIN ☐

CONTROL NUMBER

Signature____________________ Signature, if held jointly____________________ Date__________2026.

Signature should agree with name printed hereon. If shares are held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

FUSION FUEL GREEN PLC

9 Pembroke Street Upper, Dublin, D02 KR83, Ireland

EXTRAORDINARY GENERAL MEETING

YOUR VOTE IS IMPORTANT

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

FUSION FUEL GREEN PLC

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON 8 JUNE 2026

The undersigned, revoking any previous proxies relating to these shares with respect to the proposals herein, hereby acknowledges receipt of the proxy statement dated 15 May 2026, in connection with the extraordinary general meeting of shareholders of Fusion Fuel Green PLC ("Company") to be held at the offices of Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland on 8 June 2026 at 1:00 p.m. (Dublin Time) for the sole purpose of considering and voting upon the following proposals, and hereby appoints the chair of the meeting (or his duly appointed substitute) or ______________________ as attorney and proxy of the undersigned to vote all ordinary shares of the Company registered in the name provided, which the undersigned is entitled to vote at the extraordinary general meeting, and at any adjournments thereof, with all the powers the undersigned would have if personally present. Without limiting the general authorization hereby given, said proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in this Proxy.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED HEREIN. IF A SIGNED AND DATED PROXY IS RETURNED BUT NO DIRECTIONS ARE GIVEN, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED "FOR" ALL PROPOSALS.

THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS SET FORTH HEREIN.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY AS SOON AS POSSIBLE.

(Continued and to be marked, dated and signed on reverse side)